TherapeuticsMD, Inc. 10-K

Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, the only class of securities of TherapeuticsMD, Inc., a Nevada corporation (the “Company”), registered under Section 12 of the Securities Exchange Act of 1934, as amended, is common stock, par value $0.001 per share (“common stock”).

Overview

This section describes the general terms of the Company’s common stock. The Company’s common stock and the rights of the holders of its common stock are subject to the applicable provisions of the Nevada Private Corporation Code, which is referred to herein as “Nevada law,” the Company’s amended and restated articles of incorporation, as amended, the Company’s bylaws, as amended, and the rights of the holders of the Company’s preferred stock, if any, as well as some of the terms of the Company’s outstanding indebtedness.

Under the Company’s amended and restated articles of incorporation, as amended, the Company has the authority to issue 350,000,000 shares of common stock, par value $0.001 per share. As of February 17, 2020, there were 271,526,176 shares of common stock outstanding.

The following description of the Company’s common stock may not be complete and is subject to, and qualified in its entirety by reference to, Nevada law and the actual terms and provisions contained in the Company’s amended and restated articles of incorporation and the Company’s bylaws, each as amended from time to time.

Voting Rights

Each outstanding share of the Company’s common stock is entitled to one vote per share of record on all matters submitted to a vote of stockholders and to vote together as a single class for the election of directors and in respect of other corporate matters. At a meeting of stockholders at which a quorum is present, for all matters other than the election of directors, an affirmative vote of the majority of shares entitled to vote on a matter and that are represented either in person or by proxy at a meeting of stockholders decides all questions, unless the matter is one upon which a different vote is required by express provision of law or the Company’s amended and restated articles incorporation or the Company’s bylaws, each as may be amended from time to time. Directors will be elected by a plurality of the votes of the shares present at a meeting. Holders of shares of common stock do not have cumulative voting rights with respect to the election of directors or any other matter. The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines. The majority voting policy is applicable solely to uncontested elections, which are those elections in which the number of nominees for election is less than or equal to the number of directors to be elected. Under the majority voting policy, any nominee for director who receives more “withheld” votes than “for” votes in an uncontested election must submit a written offer to resign as director. Any such resignation will be reviewed by the Nominating and Corporate Governance Committee and, within 90 days after the election, the independent members of the Company’s board of directors will determine whether to accept, reject or take other appropriate action with respect to, the resignation, in furtherance of the best interests of the Company and its stockholders.

Dividends

Holders of the Company’s common stock are entitled to receive dividends or other distributions when, as and if declared by the Company’s board of directors. The right of the Company’s board of directors to declare dividends, however, is subject to any rights of the holders of other classes of the Company’s capital stock, any indebtedness outstanding from time to time and the availability of sufficient funds, as determined under Nevada law, to pay dividends.

Preemptive Rights

The holders of the Company’s common stock do not have preemptive rights to purchase or subscribe for any of the Company’s capital stock or other securities.

Redemption

Shares of the Company’s common stock are not subject to redemption by operation of a sinking fund or otherwise.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, subject to the rights, if any, of the holders of other classes of the Company’s capital stock, the holders of shares of the Company’s common stock are entitled to receive any of the Company’s assets available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Options and Other Stock-Based Rights

From time to time, the Company has issued and expect to continue to issue options and other stock-based rights to various lenders, investors, consultants, employees, officers and directors of the Company.

Listing

The Company’s common stock is listed on the Nasdaq Global Select Market of the Nasdaq Stock Market LLC under the symbol “TXMD.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Computershare Trust Company, N.A.

Certain Provisions of Nevada Law and the Company’s Articles of Incorporation and Bylaws

The following paragraphs summarize certain provisions of Nevada law and the Company’s amended and restated articles of incorporation, as amended, and bylaws, as amended. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Nevada law and to the Company’s amended and restated articles of incorporation, as amended, and bylaws, as amended, copies of which are on file with the Securities and Exchange Commission as exhibits to reports previously filed by the Company.

General

Certain provisions of the Company’s amended and restated articles of incorporation, as amended, and bylaws, as amended, and Nevada law could make an acquisition of the Company by a third party, a change in the Company’s incumbent management, or a similar change in control more difficult, including:

•	an acquisition of the Company by means of a tender or exchange offer;
•	an acquisition of the Company by means of a proxy contest or otherwise; or
•	the removal of a majority or all of the Company’s incumbent officers and directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that these provisions help to protect its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because the Company’s ability to negotiate with the proponent could result in an improvement of the terms of the proposal. The existence of these provisions which are described below could limit the price that investors might otherwise pay in the future for the Company’s securities.

Articles of Incorporation and Bylaws

Authorized But Unissued Capital Stock. The Company has shares of common stock and preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any securities exchange on which the Company’s stock may be listed. The Company may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on the Company’s capital stock. The existence of unissued and unreserved common stock and preferred stock may enable the Company’s board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in the Company by means of a merger, tender offer, proxy contest, or otherwise. In addition, if the Company issues preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Blank Check Preferred Stock. The Company’s board of directors, without stockholder approval, has the authority under the Company’s amended and restated articles of incorporation, as amended, to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock, and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Election of Directors. The Company’s bylaws provide that a majority of directors then in office may fill any vacancy occurring on the Company’s board of directors, even though less than a quorum may then be in office. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the Company’s board of directors by filling the vacancies created by that removal with its own nominees.

Removal of Directors. Except in certain cases for directors elected by the holders of any series of preferred stock, a director may be removed only by the affirmative vote of two-thirds or more of the combined voting power of the then issued and outstanding shares of the Company’s capital stock entitled to vote in the election of directors, voting together as a single class.

Stockholder Meetings. The Company’s bylaws do not permit stockholders to call a special meeting of stockholders. Rather, only the Company’s board of directors or such person or persons authorized by the Company’s board of directors will be able to call special meetings of stockholders. This provision may discourage another person or entity from making a tender offer, even if it acquired a majority of the Company’s outstanding voting stock, because the person or entity could only take action at a duly called stockholders’ meeting or by written consent.

Anti-takeover Effects of Nevada Law

Business Combinations with Interested Stockholders

The “business combination with interested stockholders” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the combination is approved by the Company’s board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the Company’s board of directors and at such time or thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

•	the combination was approved by the Company’s board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the Company’s board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or
•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher; (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher; or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

Notwithstanding the foregoing, NRS 78.411 to 78.444, inclusive, do not apply to any combination of a resident domestic corporation with an interested stockholder after the expiration of four years after the person first became an interested stockholder.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to more than 5% of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the corporation, (c) more than 10% of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. The Company has not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of the Company.